SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of FEBRUARY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)


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<LOGO INDOSAT APPEAR HERE>

 Indosats EGMS Approved the Proposed 5 for 1 Stock Split

Jakarta, 8 March 2004. The Extraordinary General Meeting of Shareholders (EGMS) of PT Indosat Tbk held today in Auditorium of Indosats headquarter approved the proposed
5 for 1 stock split. The EGMS was chaired by the President
Commissioner, Mr Peter Seah Lim Huat. This EGMSs result was announced by Board of Executive Directors of Indosat in the press conference held today in Indosat.

Through this stock split, we expect a broadened retail and public investors who could participate and own
Indosats shares, and further increase Indosats share trading liquidity in the exchange, said President
Director of Indosat,  Widya Purnama.

Widya further explains the 5 for 1 stock split was proposed to make Indosats stock more affordable for investors and more comparable with LQ-45 stocks prices, as well as to facilitate more opportunities for investors to optimize
(leverage) their portfolios.

This stock split will change the nominal value of Indosats share to become one fifth of the old nominal value.
The trading of Indosat shares using the new nominal value will commence around 7 days following the confirmation of the MOJ approval on the amendment of the Article of Association of the Company. Upon the confirmation of the MOJ approval on the AoA amendment and the approval from the JSX on Indosats stock split timetable, Indosat will proceed with the announcement of the stock split in the paper.

This stock split will only be applicable for shares of the Company on the Jakarta Stock Exchange and Surabaya Stock
Exchange, and will not change Indosats ADS listed on the NYSE, as our bank depositary, The Bank of New York, will make necessary adjustment of the ADR to Ordinary Share ratio from 10 to 50 Ordinary Shares for every ADS.

As the result of this stock split, the exercise price and the number of options of Indosats ESOP will be adjusted in compliance with the prevailing laws. However, the economic values of the ESOP will not be impacted.

Aside from the stock split resolution, the EGMS also approved the delegation of authority to Indosats BOC to determine the BODs remuneration packages. The confirmation or approval on this delegation of authority is as the implementation of the Article of Association
No. 10 sub article no 7 as endorsed in the EGMS held on 11 November 2003.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication
& internet (MIDI). Until the third quarter 2003, cellular business contributed 60% of Companys operating revenues, IDD (24%) and MIDI & others (16%). Indosats shares are listed in the Jakarta and Surabaya Stock
Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For Further Information Please Contact :

Corporate Secretary
Tel : 62-21-3869615 or 3869 614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: http://www.indosat.com

Public Relations Division
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : http://www.indosat.com


Disclaimer :

This document contains certain financial information and
results of operation, and may also contain certain
projections, plans, strategies, and objectives of
Indosat, that are not statements of historical fact
which would be treated as forward looking statements
within the meaning of applicable law. Forward looking
statements are subject to risks and uncertainties that
may cause actual events and Indosats future results to be
materially different than expected or indicated by such
statements. No assurance can be given that the results
anticipated by Indosat, or indicated by any such forward
looking statements, will be achieved.
This document is not an offer of securities for sale in
the United States. Securities may not be offered or sold
in the United States absent registration or an exemption
from registration. Any public offering of securities to
be made in the United States will be made by means of an
offering circular that may be obtained from the Company
and will contain detailed information about the Company
and management, as well as financial statements.
The Company does not intend to register any part of
the offering in the United States.
..


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                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: March 10, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President